[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 17, 2014

VIA EDGAR

Dominic Minore

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCP Capital Corp. Preliminary Proxy Statement Filed on March 6, 2014 (the “Proxy Statement”)

Dear Mr. Minore:

We are in receipt of oral comments provided by you on March 14, 2014 regarding TCP Capital Corp.’s (the “Company”) preliminary proxy statement filed on March 6, 2014.

The Company has considered these comments and has authorized us to make on its behalf the responses and amendments to the Proxy Statement discussed below. For ease of reference, we have included your comments below followed by our responses. The captions and page numbers we use below generally correspond to those the Company uses in the Proxy Statement.

Comment 1: On page 1, please revise the first sentence to read as follows “This proxy statement (the “Proxy Statement”)…” and remove “, or this Proxy Statement,”.

Response: The Company has revised the disclosure as requested.

Comment 2: For Proposal I, please confirm in your response letter that that all the required disclosure pursuant to Item 22(b)(11) of Schedule 14A is included in the Proxy Statement.

Response: The Company confirms that all of the disclosures required by Item 22(b)(11) of Schedule 14A are included in the Proxy Statement.

Comment 3: On page 19 and in any other instances where applicable, please use minus signs rather than parentheticals to denote a negative value or a discount when presenting financial information.

Response: The Company has revised the disclosure as requested.

Comment 4: In the section captioned, “Key Stockholder Considerations and Risk Factors,” starting on page 20, please clarify that the cost of any issuance of shares of the Company’s common stock at a price that is less than the then current NAV per share will be indirectly borne by all common stockholders irrespective of whether such stockholder purchases additional shares.

Response: The Company has revised the disclosure as requested.

Comment 5: In your response letter, please clarify whether shares of common stock could be issued otherwise than in a general public offering for cash at a price that is less than the then current NAV per share. If the common stock could be issued otherwise than in a general public offering for cash, state the reasons for the proposed authorization or issuance and the general effect thereof upon the rights of existing stockholders pursuant to Item 11(d) of Schedule 14A.

Response: Shares of common stock may be sold at a “price” below net asset value in a number of other ways, including in private placements, upon exercise of conversion of warrants, options or rights to subscribe to, convert or to purchase shares of its common stock or in consideration for acquiring portfolio company investments.  The effects of any such sale would be similar to those listed in the examples in the proxy statement.  The reasons for the proposed authorization are discussed starting on page 18 of the proxy statement. The Company does not have any additional reasons relating to a specific sale at this time.

Comment 6: On page 21, in the paragraph that starts, “Stockholders should also be aware that we have previously obtained stockholder approval…” please add disclosure clarifying why issuing common stock pursuant to the authority under Proposal II could be preferable to selling warrants, options, or rights to subscribe to, convert or purchase the Company’s common stock as described in this paragraph.

Response: Selling common stock pursuant to the authority under Proposal II may be preferable to selling warrants, options, or rights to subscribe to, convert or purchase the Company’s common stock as described on page 21 because warrants, options and rights have very low prices in relation to the stock price and are not exercised at the time of sale. Accordingly, their sale results in low proceeds to the Company, which is not an optimal method of raising capital for additional investments.

The Company’s board of directors, including a majority of its independent directors, will assess the Company’s capital needs and choose whether to issue common stock pursuant to Proposal II or pursuant to warrants, options, or rights to subscribe to, convert or purchase the Company’s common stock.

The Company has revised the disclosure to the above effect.

Comment 7: On page 22, please revise the examples of the dilutive effect of an issuance of shares below NAV per share to include assumptions that reflect the capital structure of the Company presented in its Annual Report on Form 10-K for the year ended December 31, 2013.

Response: The Company has revised the disclosure as requested.

Comment 8: With respect to the section captioned, “Other Matters” on page 27, please clarify in your response letter whether Delaware state law requires that the authority of the persons named in the proxy to vote on any other matter that properly comes before the Annual Meeting needs to be specifically included in the proxy card as a separate item and if it is so required, please revise the proxy card to include that item.

Response: The Company is not aware of any requirement under Delaware state law that the authority of the persons named in the proxy to vote on any other matter that properly comes before the Annual Meeting be specifically included in the proxy card as a separate item. Further, the Company respectfully notes that the disclosure in question is common disclosure in the proxy statements of many other entities organized in the State of Delaware, many of which do not include a separate “other matters” item on their proxy cards.

“Tandy” Representation

With respect to the Proxy Statement, the Company hereby acknowledges the following:

The disclosure in the filing is the responsibility of the Company. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Proxy Statement and staff comments or changes in response to staff comments in the proposed disclosure in the Proxy Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Company also represents to the Securities and Exchange Commission (the “Commission”) that the Commission is not foreclosed from taking any action with respect to the filing and the Company represents that it will not assert the staff’s review of the preliminary Proxy Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-2213 or Richard T. Prins at (212) 735-2790.

Sincerely,

/s/ Maurice Collada III
Maurice Collada III, Esq.

cc:	Richard T. Prins, Esq.
Michael K. Hoffman, Esq.